Jonie I. Kondracki T: +1 415 693 2174 jkondracki@cooley.com	VIA EDGAR

March 13, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harpoon Therapeutics, Inc. - Registration Statement on Form S-3 (File No. 333-237175)

Dear Sir or Madam:

On behalf of Harpoon Therapeutics, Inc. (the “Company”), we transmit for filing under the Securities Act of 1933, as amended, the Company’s Registration Statement on Form S-3 (File No. 333-237175) (the “Registration Statement”) for the registration of an aggregate of $250 million of securities of the Company, including shares of the Company’s common stock, preferred stock, debt securities and warrants for the purchase of common stock, preferred stock or debt securities.

Please note that, not later than 120 days after the end of the Company’s fiscal year and prior to requesting acceleration of effectiveness of the Registration Statement, the Company will file a definitive proxy statement for its 2020 Annual Meeting of Stockholders that will include the information required by Part III of Form 10-K.

Please direct any questions or comments regarding this filing to the undersigned at (415) 693-2174.

Sincerely,

Cooley LLP

/s/ Jonie Ing Kondracki Jonie Ing Kondracki

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com